UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Description

1.01    Press release dated May 22, 2007
        CDC Games Achieves Rapid Growth in Registered Users for Its Open
        Beta Test of Special Force

1.02    Press release dated May 23, 2007
        CDC Games Completes Investment in MGame, the Developer of the Hit
        Game Yulgang

1.03    Press release dated May 25, 2007
        CDC Corporation Continues US$60 Million Share Repurchase Program

1.04    Press release dated May 29, 2007
        China.com Expands Strategic Partnerships with Google and China Mobile

1.05    Press release dated May 30, 2007
        CDC Corporation Reports Record Software License Revenue for a First
        Quarter in 2007

1.06    Press release dated June 5, 2007
        CDC Corporation Reports Record Revenues of (U.S.) $91.3 Million and
        Adjusted Net Income of (U.S.) $9.85 Million for First Quarter of 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: June 5, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated May 22, 2007 - CDC Games Achieves Rapid Growth in Registered Users for Its Open Beta Test of Special Force
1.02	Press release dated May 23, 2007 - CDC Games Completes Investment in MGame, the Developer of the Hit Game Yulgang
1.03	Press release dated May 25, 2007 - CDC Corporation Continues US$60 Million Share Repurchase Program
1.04	Press release dated May 29, 2007 - China.com Expands Strategic Partnerships with Google and China Mobile
1.05	Press release dated May 30, 2007 - CDC Corporation Reports Record Software License Revenue for a First Quarter in 2007
1.06	Press release dated June 5, 2007 - CDC Corporation Reports Record Revenues of (U.S.) $91.3 Million and Adjusted Net Income of (U.S.) $9.85 Million for First Quarter of 2007